19/02 '02 TUE 18:15 FAX ++ 20 7256 9490 C.G.S.H LONDON 002

02016028

As filed with the Securities and Exchange Commission on February 19, 2002

P.E. 2/19/02

RECD S.E.C.
FEB 19 2002
080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of February 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

TELE2 AB

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....N/A...

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

TELE2 AB ANNOUNCES MSEK 616 POSITIVE CASH FLOW IN THE FOURTH QUARTER AND CUSTOMER INTAKE OF 3.4 MILLION WITH 54% INCREASE IN REVENUE FOR THE 12 MONTHS ENDED DECEMBER 31, 2001

*54% increase in pro forma Operating Revenue for 2001
*Tele2 Sweden's mobile operations reported 54% EBITDA margin in 2001 and revenues up 20%
*15 million subscribers by year end, an increase of 29%, mobile subscribers up 45%
*EBITDA MSEK 1,699 (pro forma 2000 MSEK -371)
*Tax payable reduced by SEK 3.1 billion following restructuring
*Balance sheet further strengthened with EUR 1.2 billion 5 year facility

New York and Stockholm - February 19, 2002 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockhomsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced its consolidated results for the fourth quarter and twelve months ended December 31, 2001.

Tele2 Financial Summary

SEK millions	2001	2000 Pro forma
Operating Revenue	25,085	16,243
Operating Profit (loss)		
before depreciation and amortization (i)	1,699	-371
after depreciation and amortization (ii)	-1,356	-2,850
Profit (loss) after financial items (iii)	-1,944	-3,063
Profit (loss) after taxes (iv)	392	-3,618
Earnings (loss) per share, after dilution	2.70	-34.36

(i) EBITDA (ii) EBIT (iii) EBT (iv) see Note 4

Lars-Johan Jarnheimer, President and CEO of Tele2 AB stated:

"With more than 15 million customers in 21 countries Tele2 is the largest pan-European telecoms brand, and our strong growth in subscribers and revenue over the last twelve months illustrates how Tele2 as a price leader has been able to maintain growth when many of our competitors have seen sales growth weaken. The last twelve months has also seen an improvement in Tele2's profitability as we have reached critical mass in key markets across Europe and we are confident that the European fixed line businesses will reach EBITDA breakeven in 2002 in line with plans to do so within three years from launch in each country. For this reason our focus continues to be on customer acquisition at a low cost, churn management and operational cost control, and these internal actions will be complemented by the actions of Regulators across Europe who continue to cut interconnection rates. Therefore we expect that margin improvements will continue to be made."

FINANCIAL AND OPERATING HIGHLIGHTS

(The figures shown in parenthesis correspond to the comparable periods in 2000 and all negative amounts are distinguished with a minus sign).

Financial highlights 2001

- Tele2's operating revenues were MSEK 25,085 for the twelve months ended December 31, 2001, an increase of 54% over the pro forma MSEK 16,243 reported in the same period last year.

- The total number of subscribers at December 31, 2001 was 15.0 million, an increase of 29%.

- EBITDA was MSEK 1,699 (-371). EBITDA was SEK 633 in the fourth quarter a strong improvement against the previous year, (Q4 2000: SEK - 379). The fourth quarter result was reduced in comparison to the third quarter by the higher sales and marketing costs associated from the large intake of new customers.

- Tele2 Sweden's operating revenues were MSEK 9,060 for the twelve months ended December 31, 2001 an increase of 14% over the same period last year. EBITDA was MSEK 3,773 (2,728), an increase of 38%. The EBITDA margin was 42% in 2001 as against 34% in 2000. Mobile telephony revenues were up 20% to MSEK 5,720 with EBITDA up 41% to MSEK 3,111 giving a mobile margin of 54%.

- In the fourth quarter there was a restructuring within the former SEC Group and one of the effects of this reorganization was that tax payable by the Group will be reduced by SEK 3.1 billion.

Operating highlights, 2001

Fourth quarter:

- In October, Tele2 announced a review of its product range making MSEK 80 cost savings per annum

- Tele2 launched GPRS in Sweden in October.

- Tele2 announced partnership with the Post Office in November to provided fixed telephony services in UK

- On December 1, 2001, Tele2 acquired FORA Telecom the mobile business of Millicom International Cellular

- Tele2 reached agreement with Viag Interkom in Germany to launch an MVNO following on from the successful launch of an MVNO in the Netherlands in August.

- On December 31 Tele2 purchased the remaining part of Levicom Broadband.

First, second and third quarters:

- In January, Tele2 divested its 37% holding in Transcom Worldwide S.A to Industriforvaltnings AB Kinnevik

- In March, Tele2 signed agreement to form a jointly owned UMTS-network company with Telia

- In August, Tele2 finalised a 5 year new amortizing senior debt facility of Euro 1.2 billion

- In September, Tele2 Norge acquired Enitel AS's private and corporate fixed telephony and dial-up internet subscribers

CONTACTS

Lars-Johan Jarnheimer President and CEO, Tele2 AB	Telephone:	+ 46 8 562 640 00
Hakan Zadler CFO, Tele2 AB	Telephone:	+ 46 8 562 640 00
Andrew Best Investor enquiries	Telephone:	+ 44 20 7321 5022
Patrik Linzenbold	Telephone:	+ 46 8 562 000 53

Press enquiries

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This information was brought to you by Waymaker http://www.waymaker.net
The following files are available for download:
http://www.waymaker.net/bitonline/2002/02/19/20020219BIT00020/bit0001.doc
The full year-end report
http://www.waymaker.net/bitonline/2002/02/19/20020219BIT00020/bit0001.pdf
The full year-end report

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele2 AB

By: [signature]

Name: Håkan Zadler
Title: CFO

Date: February 19, 2002